1108-1030 West Georgia Street, Vancouver, BC Canada V6E 2Y3 Toll Free 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN GOLD UPDATES HOLLISTER MINERAL RESOURCES
MEASURED AND INDICATED GOLD EQUIVALENT OUNCES INCREASE BY 14%

September 9, 2010, Vancouver, BC - Great Basin Gold Ltd. (“Great Basin Gold” or the “Company”), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces a revised mineral resource estimate has been completed for the Company’s Hollister Project on the Carlin Trend in Nevada, USA. At a cut-off grade of 0.25 oz/ton (8.57 g/t Au), the combined measured and indicated mineral resources contain 1.64 million gold equivalent ounces grading 1.305 oz/ton (44.73 g/t Au) for gold and 10.3 oz/ton (355 g/t) for silver, an increase of 14% compared to 1.44 million ounces in 2009. A further 1.27 million gold equivalent ounces are contained in inferred mineral resources of 1.04 million tons at a grade of 0.59 oz/ton (20.19 g/t) for gold and 13.8 oz/ton (472 g/t) for silver.

Resource estimates for Hollister have continued to benefit significantly from the ongoing underground stope delineation and infill/cover drilling, which has provided the basis for detailed planning for trial mining. An additional 320 diamond core holes (totaling 109,731 feet or 33,295 meters) were completed in the period from April 2009 to June 30, 2010, and the information from these holes has been integrated into the updated model. The drilling program has provided infill data to delineate stopes for trial mining, and significantly improved the understanding of the lateral and vertical geological continuity of the vein system. The trial mining has generated geological mapping and channel sampling data that is used for empirical reconciliation of the resource wireframe model versus actual excavated vein. As a result, more stringent parameters continue to be applied to measured and indicated classifications. The resource estimate is based on all drilling and ore control channel sampling, and reflects depletion of material mined up to June 30, 2010.

Results of the resource estimate to June 30, 2010 are tabulated below.

Category	Gold Grade Cut-off		Size		Average Gold Grade			Average Silver Grade			Equivalent Gold Ounces¹
	g/t	oz/ton	tonnes	tons	g/t	oz/ton	oz	g/t	oz/ton	oz
Measured	5.14	0.15	388,900	428,690	65.06	1.898	813,460	546	15.9	6,822,870	915,800
	6.86	0.20	361,700	398,710	69.50	2.027	808,250	583	17.0	6,784,490	910,010
	8.57	0.25	336,890	371,350	74.05	2.160	802,890	622	18.1	6,736,860	903,140
	10.29	0.30	312,810	344,810	79.03	2.305	794,796	664	19.4	6,680,480	895,010
Indicated	5.14	0.15	974,940	1,074,680	23.10	0.674	723,970	168	4.9	5,255,810	802,800
	6.86	0.20	802,140	884,210	26.79	0.781	690,920	196	5.7	5,056,260	766,760
	8.57	0.25	680,420	750,030	30.21	0.881	660,860	222	6.5	4,866,940	733,860
	10.29	0.30	585,650	645,570	33.58	0.979	632,250	248	7.2	4,671,910	702,333
Total Measured + Indicated²	5.14	0.15	1,363,840	1,503,370	35.06	1.023	1,537,430	275	8.0	12,078,670	1,718,610
	6.86	0.20	1,163,840	1,282,920	40.06	1.169	1,499,160	316	9.2	11,840,720	1,676,770
	8.57	0.25	1,017,300	1,121,380	44.73	1.305	1,462,950	355	10.3	11,603,800	1,637,000
	10.29	0.30	898,460	990,380	49.40	1.441	1,427,060	393	11.5	11,352,390	1,597,340

Category	Gold Grade Cut-off		Size		Average Gold Grade			Average Silver Grade			Equivalent Gold Ounces¹
	g/t	oz/ton	tonnes	tons	g/t	oz/ton	oz	g/t	oz/ton	oz
Total Inferred	5.14	0.15	2,072,560	2,284,600	17.72	0.517	1,180,530	257	7.5	17,115,010	1,437,260
	6.86	0.20	1,621,490	1,787,390	20.98	0.612	1,093,900	322	9.4	16,805,620	1,345,990
	8.57	0.25	1,349,080	1,487,110	23.67	0.690	1,026,700	380	11.1	16,497,230	1,274,170
	10.29	0.30	1,169,594	1,289,260	25.84	0.754	971,760	433	12.6	16,292,730	1,216,150

1 Gold equivalent ounces (Au eq oz) were calculated by using the following metal prices: US$1000/oz for Au and US$15/oz for Ag.

Note: Metallurgical recoveries are not applied to resource values; contained metal estimates assume 100% recoveries.

      Resource estimation procedures utilized in this estimation are described below.

  The entire vein wireframe model has been revised due to the increased number and density of underground drilling;
  Eight structural domains demarcated by N50E structures have been integrated into the model, and vein wireframes constructed and estimated on a domain by domain basis;
  Grade interpolation within the vein wire-frames was done using Inverse Distance Squared statistics in the current estimate;
  Gold grades were capped in Domains 1-6, and 8 at the 99 percentile, and in Domain 7 at the 96 percentile;
  Search radii utilized to categorize the confidence of grades within the vein wire-frames were 50 feet/16 meters for measured and 100 feet/33 meters for indicated. The minimum number of samples to inform a given measured block was increased to 16 (compared to 3 in the previous estimate), 8 for an Indicated block (3), and 1 for an Inferred block (3);
  There is no mining dilution included within the vein model.

The resulting resource classification, in comparison to the previous estimate, reflects movement from inferred to indicated and from indicated to measured, and underpins increasing confidence in the block estimations. The higher confidence is directly linked to the significantly increased evaluation database from the trial mining and underground drilling. The grade estimation more closely reflects what is observed empirically underground. It also indicates that there is a quantifiable increase in block grade with increased density of sample data. The depth extent of the vein system has been maintained at a depth of 4,350 feet (1,318 meters) above mean sea level (approximately 1,200 feet or 380 meters below surface, and is the current maximum depth extent of inferred resources.

The updated in-situ vein model now reflects 32 veins, compared to 21 in 2009.

Vein statistics for the wire frame model are shown below.

    Hollister vein summary statistics

No of veins in wireframe model		32
Average in-situ grade all veins		0.637	Au oz/ton	21.84	Au g/t
		4.1	Ag oz/ton	139	Ag g/t
Average grade all veins		0.704	Au oz/ton	24.15	Au g/t
0.25 oz/ton cutoff		8.8	Ag oz/ton	302	Ag g/t
Average width of veins		1.7	feet	0.50	meters
Range of Average width	min	0.8	feet	0.24	meters
	max	2.7	feet	0.83	meters

These figures provide a basis for understanding the impact of the amount of planned dilution during mining at a minimum mining width of 3.5 feet (1.1 meters). For example, using the average in situ Au equivalent Measured and Indicated Resource grade of 1.460 oz/ton Au (50.05 g/t), and diluting over an average in situ vein width of 1.7 feet will give a “run-of-mine” grade of 0.709 oz/ton Au eq oz (24.31 g/t). By comparison, the initial two years of trial mining at Hollister have yielded 220,000 Au eq oz, extracted from 169,650 tons at an average Au equivalent grade of 1.300 oz/ton (44.70 g/t). Previous Au eq grade estimates of the M & I resources have been 0.972 oz/ton (33.32 g/t; April 2008), and 1.296 oz/ton (44.43 g/t; June 2009). The current higher combined Measured + Indicated grade is indicative of a greater density of evaluation data and therefore higher confidence in the Measured category.

Underground structural mapping has helped advance the geometry of structures localizing vein development. A left-lateral “side-stepping” pattern of vein clusters is emerging, and specifically supports the ongoing drilling program which will focus on extensions of the Gloria vein system to the west/northwest, encouraging Gwenivere intersections to the southeast, and development of a subparallel vein system to the north (Velvet). The Company currently has two drill rigs in operation underground, undertaking stope delineation, resource infill and exploration drilling. In the short term, the focus will continue to be on better delineation of mineralization accessible from current underground infrastructure.

Surface exploration analyses over the last year have focused on the collation and review of all geophysical, geological and drilling data for the property, with the intent of better delineating basement structures that control mineralisation. Targets outside the Clementine-Gwenivere vein systems have been delineated from this work, and are to be prioritized for follow-up. Additional drilling is planned for the Hatter Graben area during the fourth quarter of 2010, subject to permitting by the Bureau of Land Management.

Ferdi Dippenaar, President and CEO, commented:

“Our ongoing ore body evaluation, encompassing delineation drilling and results from trial mining, continues to confirm the prospectivity of the Hollister property, as evidenced in the increased confidence in our reported resources. The tighter geological controls constraining this estimate are also improving trial stope tonnage and grade estimates and, as a consequence, our mine planning is benefiting from more accurate information. Exploration drilling from underground is successfully tracking the lateral extensions of the Hollister veins northwestward to the Gloria vein system and the Butte bounding fault structure, and southeastward from Gwenivere to the Hatter Graben. As the underground development continues, there will be further opportunities to drill test the extensions of a number of high grade zones that are emerging from the evaluation.”

The estimates were completed by John Murgatroyd, Pr.Sci.Nat., of Deswik Mining and Resource Consultants, under the supervision of Phil Bentley, Pr.Sci.Nat., Great Basin Gold’s Vice President: Geology & Exploration and a Qualified Person as defined by Canadian Securities Regulations in National Instrument 43-101, who has also reviewed and approved the information in this news release. Details of the estimate will be included in a technical report filed on www.sedar.com in 45 days.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company’s website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa	27 (0)11 301 1800
Michael Curlook in North America	1 888 633 9332
Barbara Cano at Breakstone Group in the USA	(646) 452-2334

Samples collected from the Hollister Development Block Project are delivered to Inspectorate America Corporation (Inspectorate) in Sparks, Nevada. Vein samples are analyzed by standard fire assay procedures. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate’s internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms “measured resources”, ”indicated resources” and “inferred resources”. The Company advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC-recognised reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary and Forward Looking Statement Information

This document contains “forward-looking statements” that were based on Great Basin’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

  uncertainties and costs related to the Company’s exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
  uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
  uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
  operating and technical difficulties in connection with mining development activities;
  uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, operations and mine closures;
    expected effective future tax rates in jurisdictions in which our operations are located;
    the protection of the health and safety of mine workers; and
    mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Resources Development Act (South Africa);
  changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
  unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
  changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  environmental issues and liabilities associated with mining including processing and stock piling ore;
  geopolitical uncertainty and political and economic instability in countries which we operate; and
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.